Primary Business Name: BIDS TRADING L.P.   **BD Number: 141296**

BD - AMENDMENT

01/08/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?	
⦿ **Yes** ⃝ **No**	

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	GENERAL PARTNER	06/2006	NA	Y	N	20-5087280
BIDS HOLDINGS L.P.	DE	SOLE LIMITED PARTNER	06/2006	E	Y	N	20-5087370
LEE, JAMES A	I	PRODUCT MANAGER/COO	06/2006	NA	N	N	5185439
LEIBOWITZ, IRA BENJAMIN	I	CONTROLLER	11/2019	NA	N	N	4267169
Lazo, Theodore Richard	I	CHIEF LEGAL OFFICER	01/2020	NA	N	N	7215911
MAHONEY, TIMOTHY JOSEPH	I	PRESIDENT	10/2006	NA	Y	N	1298478
SHAY, MARYBETH	I	VICE PRESIDENT, SALES & MARKETING	10/2007	NA	Y	N	2040245
SMITH, BRIAN PATRICK	I	CHIEF COMPLIANCE OFFICER	02/2008	NA	N	N	2866603